October 23, 2017

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Quantitative Equity Funds, Inc. (the “Registrant”)
(File Nos. 033-19589; 811‑05447)

Dear Ms. Rossotto:

This letter responds to your comments that we discussed on September 29, 2017, regarding Post-Effective Amendment No. 95, filed on August 14, 2017, to the Registrant’s registration statement to make changes to the strategies and risks of the AC Alternatives Disciplined Long Short Fund (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Confirm that the advisory fee is the same for each class of the Fund.

Response: Confirmed. The Management section of the prospectus explains the difference in the unified management fees as follows: “The difference in unified management fees among the classes is a result of their separate arrangements for non-Rule 12b-1 shareholder services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.”

2.
Comment: In the Principal Investment Strategies section of the prospectus, disclose whether the equity securities in which the Fund principally invests are common stocks, preferred stocks, or convertible securities.

Response: We made the requested change.

3.
Comment: The Principal Investment Strategies section of the prospectus indicates that the Fund invests primarily in “large capitalization, publicly traded U.S. companies with a market capitalization greater than $2 billion.” If appropriate, revise this language to refer to “large and mid capitalization” companies.

Response: We made the requested change.

4.
Comment: The Principal Investment Strategies section indicates that the Fund invests primarily in securities of U.S. companies. Confirm that this statement is still accurate in light of the addition of foreign investments to the Fund’s principal investment strategies.

Response: Confirmed. While the Fund may invest a portion of its assets in foreign securities, it invests primarily in securities of U.S. companies.

5.
Comment: Revise the description of the fund’s quantitative investment process in the Principal Investment Strategies section to make it more consistent with the descriptions of the process elsewhere in the prospectus.

Response: We made the requested change.

6.
Comment: If the Fund has a policy establishing ranges or limits for the amounts that may be invested in long or short positions, describe any such ranges or limits in the prospectus. If not, confirm that the Fund has no such policy.

Response: We made the requested change.

7.	Comment: If appropriate, explain how the Fund’s investment strategy can result in long exposure greater than 100%.

Response: We made the requested change.

8.	Comment: Revise the disclosure regarding short sales risk to state more clearly that losses on short sales are theoretically unlimited.

Response: We made the requested change.

9.
Comment: The definition of “equity securities” in the prospectus includes “common stock, preferred stock, and equity-equivalent securities, such as convertible securities, stock futures contracts or stock index futures contracts.” Please specify which of these types of equity securities are included in the Fund’s principal investment strategy.

Response: We have revised the prospectus to clarify that the Fund invests principally in common stocks. The Fund has the ability to invest in other types of equity securities; however, such investment types are not principal strategies of the Fund. The definition includes examples of equity securities, but does not mean the Fund invests in each of these securities as a principal strategy.

10.	Comment: Does the Fund’s principal investment strategy include investments in contingent convertible securities? If so, the Staff may provide additional comments.

Response: The Fund does not expect to invest in contingent convertible securities.

11.	Comment: If the Fund’s investments in foreign securities include depositary receipts, disclose this in the prospectus.

Response: We made the requested change.

If you have any questions with regard to the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Corporate Counsel

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com